UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

A copy of the notice and proxy statement for the annual general meeting of shareholders of Rosetta Genomics Ltd. to be held on December 3, 2015 is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits

Exhibit
Number	Description of Exhibit

99.1	Notice and proxy statement relating to the annual general meeting of shareholders of Rosetta Genomics Ltd. to be held on December 3, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: October 27, 2015	By:	/s/ Oded Biran
Oded Biran Chief Legal Officer and Corporate Secretary